UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-54C

NOTIFICATION OF WITHDRAWAL OF ELECTION TO BE SUBJECT TO

SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

FILED PURSUANT TO SECTION 54(c) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned business development company hereby notifies the Securities and Exchange Commission that it withdraws its election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”), pursuant to the provisions of section 54(c) of the Act, and in connection with such notice of withdrawal of election submits the following information:

Name:	Garrison Capital Inc.
Address of Principal Business Office:	1270 Avenue of the Americas, Suite 804 New York, NY 10020
Telephone Number (including area code):	(212) 372-9508
File Number under the Securities Exchange Act of 1934:	814-00878

In addition to completing the cover page, a company withdrawing its election under section 54(a) of the Act must state one of the following bases for filing the notification of withdrawal:

☐	A.	The company has never made a public offering of its securities; does not have more than 100 security holders for purposes of section 3(c)(1) of the Act and the rules thereunder; and does not propose to make a public offering.

☐	B.	The company (1) has distributed substantially all of its assets to its security holders and has effected, or is in the process of effecting, a winding-up of its affairs, and (2) is not liquidating as part of a merger.

☒	C.	The company has (1) sold substantially all of its assets to another company; or (2) merged into or consolidated with another company. Give the name of the other company and state whether the other company is a registered investment company, a company excluded from the definition of an investment company by section 3(c)(1) of the Act, a business development company, or none of the above.

☐	D.	The company has changed the nature of its business so as to cease to be a business development company, and such change was authorized by the vote of a majority of its outstanding voting securities or partnership interests. Describe the company’s new business. Give the date of the shareholders’ or partners’ meeting and the number of votes in favor of and opposed to the change.

☐	E.	The company has filed a notice of registration under section 8 of the Act. State the filing date of the company’s notice of registration (Form N-8A) under the Act.

☐	F.	Other. Explain the circumstances surrounding the withdrawal of election.

On October 28, 2020, pursuant to the Agreement and Plan of Merger, dated as of June 24, 2020, by and among Portman Ridge Finance Corporation, a Delaware corporation (“PTMN”), Citadel Acquisition Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of PTMN, Garrison Capital Inc. (the “Company”), and Sierra Crest Investment Management LLC, a Delaware limited liability company and the external investment adviser to PTMN, the Company merged, in a multi-step process, with and into PTMN, with PTMN as the surviving corporation, at which time the separate corporate existence of the Company ended. PTMN has elected to be regulated as a business development company under Section 54(a) of the Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, PTMN, as successor by merger to the Company, has caused this notification to be signed on its behalf by the undersigned duly authorized person.

SIGNATURES

Pursuant to the requirements of the Act, the undersigned company has caused this notification of withdrawal of election to be subject to sections 55 through 65 of the Act to be duly signed on its behalf in the City of New York and the State of New York on the 28th day of October, 2020.

Portman Ridge Finance Corporation, as successor by merger to Garrison Capital Inc.

By:	/s/ Edward Goldthorpe
Name:	Edward Goldthorpe
Title:	Chief Executive Officer

Attest:	/s/ Edward U. Gilpin
Name:	Edward U. Gilpin
Title:	Chief Financial Officer